3100 Ocean Park Boulevard

Santa Monica, CA 90405

July 17, 2012

By EDGAR Submission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Patrick Gilmore, Accounting Branch Chief

Re:                            Activision Blizzard, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012

File No. 001-15839

Dear Mr. Gilmore:

We are in receipt of the letter, dated July 6, 2012, from the staff of the United States Securities and Exchange Commission with respect to the above-referenced filing by Activision Blizzard, Inc. (the “Company”).  Due to the timing of our quarter-end reporting cycle, please be advised that the Company desires an extension, until Friday, August 10, 2012, to respond to that letter.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 255-2059.

Sincerely,

/s/ Chris B. Walther
Chris B. Walther
Chief Legal Officer

cc:                                 Jennifer Fugario, Securities and Exchange Commission

Christine Davis, Securities and Exchange Commission
Robert A. Kotick, Activision Blizzard, Inc.

Dennis Durkin, Activision Blizzard, Inc.

Jeffrey Brown, Esq., Activision Blizzard, Inc.

Stephen Wereb, Activision Blizzard, Inc.

Michael Brandmeyer, PricewaterhouseCoopers LLP